SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD CORPORATION

NIRE 53300000859

MINUTES OF THE ONE HUNDRED SIXTY-NINTH EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 28, 2017

1.  DATE, TIME AND VENUE: Held on December 28, 2017, at 10 a.m., at the Company’s headquarter, located at Setor Comercial Norte, Quadra 06, Conjunto A, Bloco “A”, 6th floor, parte, Venâncio 3000 Building, Asa Norte, ZIP CODE 70716-900 – Brasília – DF.

2. CALL: The call notice was published, under the terms of Article 124 of Law 6,404/1976, dated December 15, 1976, as amended (“Corporations Act”), on the Federal Government’s Official Gazette, on the newspapers O Globo, Correio Braziliense and Valor Econômico, on 11.27.2017, 11.28.2017 and 11.29.2017, with the following content: “MINISTRY OF MINES AND ENERGY, CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, (Publicly-held corporation), CNPJ no. 00.001.180/0001-26. CALL NOTICE - 169th Extraordinary General Meeting. We call on the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters in Brasília, SCN Setor Comercial Norte, Quadra 6, Suite A, Block A, 6th e 8 th floors - Venâncio 3000 Building, Asa Norte, ZIP CODE: 70716-900, Brasília-DF, on December 28, 2017, at 10 a.m., under the Extraordinary General Meeting. 1. Rectifying Item 7.9 of the decision of the 165th Extraordinary General Meeting, dated July 22, 2016, to extend the deadline for executing the transfer contract of the stock control distribution companies held by Eletrobras referred to as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, provided that it occurs, until July 31, 2018, under the penalty of upholding the decision of the 165th Extraordinary General Meeting which established the closure of the temporary distribution services, as well as the liquidation of said companies, which shall also happen if the National Agency of Electric Energy – ANEEL and/or Granting Power fails to ensure the right to provide distribution services, until the effective shareholding control transfer, upon the appropriate remuneration, under the exact terms established in Item 2 below, 2. Approving that the Distribution companies, referred to as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the shareholding control effective transfer , provided that (i) Item 1 above be approved; (ii) all the necessary resources to operate, maintain and make investments connected to the public utilities of the respective distribution company  are provided by  tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the Distribution Companies, without any contribution of any kind, by Eletrobras; and (iii) there is an act of the Granting Power extending the deadlines for provision of temporary service by the Distribution Companies; and 3. Revoking the decision of the 162nd Extraordinary General Meeting, dated June 22, 2015, which authorized, under the scope of the unbundling process of the generation and transmission activities of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia upon the exchange of such debentures by the full shares issued by Amazonas Geração e Transmissão S.A., held by Amazonas Distribuidora de Energia S.A, owing to the need to change the unbundling modeling. The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Superintendence at disposal to clear up any additional doubts. Pursuant to paragraph one of article 126 of Federal Law No. 6,404/1976, as amended (the “Brazilian Corporations Law") and the decision of the CVM Board in CVM lawsuit RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than one (1) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules. The Company clarifies that, considering the option established in paragraph two of article 21-A of CVM Instruction 481, dated December 17, 2009, as amended (“CVM 481/09 Instruction”), it shall offer to the Extraordinary General Meeting now convened a mechanism for remote voting. In keeping with the procedures established under CVM Instruction 481/09, in the Company Reference Formand the instructions stated in the Management Propose for the Extraordinary General Meeting called hereunder, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Form (“Voting Ballot”) made available by the Company at the Company’s websites (www.eletrobras.com/ri/assembleiasacionistas), of the Securities Commission - CVM (www.cvm.gov.br) and B3 (www.bmfbovespa.com.br). The Shareholder or his legal representative, aiming to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction n. 481/09  shall be required to submit the following documents:
➢ Official photo identification document, legally recognized as such in the Brazilian territory, within its period of validity, in the case of an individual; ➢ Certified photocopy of the latest corporate document (articles of incorporation or articles of association), in the case of a legal entity, and of the instrument that vests directors and/or representatives with powers sufficient to represent in the Special Shareholders’ Meeting; ➢ Original or certified photocopy of the power of attorney granted and formalized in the manner prescribed by law, by the shareholder; ➢ The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder; and ➢ In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed to the fund, pursuant to the provisions of the Law. In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and notarial certification. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8660, of January 29, 2016, the Company shall dispense notarial certification of foreign documents issued in countries that are signatories to that convention, provided that its apostile is evidenced. Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the condition of shareholder and due representation shall be submitted up to seventy-two (72) hours prior to the Extraordinary General Meeting called hereby, at the Investor Relations Superintendence – DFR, Market Relations and Compulsory Loan Department  – DFRM, at Avenida Presidente Vargas, 409 – 9º andar, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 noon and from 2 p.m. to 5 p.m. The shareholders who meet the items, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder. Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital. Shareholders may receive, at the Investor Relations Superintendence – DFR, at the Market Relations and Compulsory Loan Department – DFRM, and at the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas), of the Securities Commission – CVM (www.cvm.gov.br) and Bolsa, Brasil, Balcão S.A. – B3 (www.bmfbovespa.com.br), all documentation related to the matter that shall be deliberated at the Extraordinary General Meeting, under the terms of the Brazilian Corporations Law and CVM Instruction 481/09.(a.a.) José Guimarães Monforte, Chairman of the Board of Directors.”

3. PUBLICATIONS AND DISCLOSURES: The management’s proposal and call notice were published and disclosed, in keeping with Item II of Article 124 and Paragraph 3 of Article 135 of Law 6,404/1976 and Article 8 of CVM Instruction 559, dated March 27, 2015, in the Federal Government’s Official Gazette and on newspapers O Globo, Correio Braziliense and Valor Econômico, as well as at the websites of the Company (www.eletrobras.com/ri/assembleiasacionistas) and the Brazilian Securities Commission - CVM (www.cvm.gov.br).

4. ATTENDEES: Attending were shareholders representing 85% (eighty-five percent) of the Company’s voting capital, considering the shareholders which were physically present or that were represented therein, under the terms of the applicable laws, according to the signatures on the sheet 78 of the Shareholders’ Attendance Book no. 04, including that of the Federal Government’s representative, Mr. LUIZ FREDERICO DE BESSA FLEURY, appointed by Ordinance/PGFN no. 292, dated March 8, 2017, published in DOU (Official Gazette) dated March 9, 2017, and those who remotely presented a valid Voting Bulletin. The said quorum to open the meeting of at least one fourth (1/4) of the capital with voting right, as provided for in Article 125 of Law 6,404/1976, to deliberate on the agenda items. The following were also present, for the purposes of clarifications and support to the board:   Mr. Maurício Carvalho Mazzini, Head of the Legal Controller’s and Strategic Case Office; Mr. Francisco de Assis Duarte de Lima, Head of the Market Relations and Compulsory Loan Department; Mr. João Vicente Amato Torres, of the Financial Department, Mr. Marcos Barreto de Faria Pinho, of the Investment Management Department. The following Fiscal Council members of Eletrobras attended the meeting: Mr. Ronaldo Dias and Mrs. Patrícia Valente Stierli; in addition, the Member of the Board of Directors, Mr. Carlos Eduardo Rodrigues Pereira.

5. BOARD: The Chief Financial and Investor Relations Officer, Mr. ARMANDO CASADO DE ARAUJO, has taken up the chairmanship of the works, under the terms of Article 17 of the Articles of Incorporation,  replacing the Chief Executive Officer of Eletrobras, Mr. WILSON FERREIRA JUNIOR, according to Resolution of Eletrobras no. 827, dated November 22, 2017, and Mrs. MARCELLA FUCHS SALOMÃO, acting as General Secretary. The board included the other people established in Item 4 above.

6. AGENDA: The Company’s shareholders gathered to examine, discuss and deliberate on the following agenda: 1. Rectifying Item 7.9 of the decision of the 165th Extraordinary General Meeting, dated July 22, 2016, to extend the deadline for executing the transfer contract of the stock control distribution companies held by Eletrobras referred to as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, provided that it occurs until July 31, 2018, under the penalty of upholding the decision of the 165th Extraordinary General Meeting which established the closure of the temporary distribution services, as well as the liquidation of said distributors, which shall also happen if the National Agency of Electric Energy – ANEEL and/or Granting Power fails to ensure the right to provide distribution services, until the effective stock control transfer, upon the appropriate remuneration, under the exact terms established in Item 2 below, 2. Approving that the Distribution Companies, referred to as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the stock control effective transfer , provided that (i) Item 1 above be approved; (ii) all the necessary resources to operate, maintain and make investments connected to the public utilities of the respective distribution company are backed up by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the Distribution Companies, without any contribution of any kind, by Eletrobras; and (iii) there is an act of the Granting Power extending the deadlines for provision of temporary service by the Distribution Companies; and 3. Revoking the decision of the 162nd Extraordinary General Meeting, dated June 22, 2015, which authorized, under the scope of the unbundling process of the generation and transmission activities of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia upon the exchange of such debentures by the full shares issued by Amazonas Geração e Transmissão S.A., held by Amazonas Distribuidora de Energia S.A, owing to the need to change the unbundling modeling.

7. DELIBERATIONS: Upon opening of the meeting, and being the reading of the documents and proposals object of the agenda dispensed, the attended shareholders approved that the minutes were executed pursuant to the summary of the facts, including dissents and protests, stating the transcription only of the deliberations made, as established in the paragraph one of Article 130 of Law 6,404/1976. In view of the foregoing, after examination and discussion of the business in the agenda, the shareholders deliberated on the following:

7.1. Approving, by majority vote, the rectification of Item 7.9 of the decision of the 165th Extraordinary General Meeting, dated July 22, 2016, to extend the deadline for executing the transfer contract of the stock control distribution companies held by Eletrobras  referred to as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, provided that there is entitlement, until July 31, 2018, under the penalty of upholding the decision of the 165th Extraordinary General Meeting which established the closure of the temporary distribution services, as well as the liquidation of said distributors, which shall also happen if the National Agency of Electric Energy– ANEEL and/or Granting Power fails to ensure the right to provide distribution services, until the effective stock control transfer, upon the appropriate remuneration, under the exact terms established in Item 2 of the agenda of the Call of the 169th Extraordinary General Meeting;

7.1.1. Representing that Item tem 7.1. was approved by 703,404,701 votes, with 45,394 votes against it and 216,386,261 abstentions.

7.2. Approving, upon majority vote, since that Item 1 of the agenda of the Call of the 169th Extraordinary General Meeting be approved that the Distribution Companies, referred to as Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A - Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, continue to provide temporary distribution services until the stock control effective transfer, provided that (i) Item 1 above be approved; (ii) all the necessary resources to operate, maintain and make investments connected to the public utilities of the respective distribution company are backed up by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the Distribution Companies, without any contribution of any kind, by Eletrobras; and (iii) there is an act of the Granting Power extending the deadlines for provision of temporary service by the Distribution Companies.

7.2.1. Representing that Item tem 7.2. was approved by 703,399,436 votes, with 45,334 votes against it and 216,391,586 abstentions.

7.3. Approving, by majority vote,  the revoking of the decision of the 162nd Extraodinary General Meeting, dated June 22, 2015, which authorized, under the scope of the unbundling process of the generation and transmission activities of the distribution activities of Amazonas Distribuidora de Energia S.A - Amazonas Energia, the redemption of convertible and exchangeable debentures issued by Amazonas Distribuidora Energia upon the exchange of such debentures by the full shares issued by Amazonas Geração e Transmissão S.A., held by Amazonas Distribuidora de Energia S.A, owing to the need to change the unbundling modeling.

7.3.1. Representing that Item tem 7.3. was approved by 703,434,851 votes, with 11,130 votes against it and 216,390,375 abstentions.

7.4. Representing that BNDES/BNDESPAR, on the date of this Meeting, abstained from the right to vote on the business agenda.

7.5. Representing that Geração Futuro L Par Fundo de Investimento em Ações, attending this Meeting, cast its vote against the three business agenda.

8. CLOSING: With no further business to be addressed, the Chairman suspended the meeting while these minutes were written up, pursuant to the statements in the summary of facts. Upon reopening of the session, these minutes were read and, upon approval, signed by the attendees.

Brasília, December 28, 2017

ARMANDO CASADO DE ARAUJO

LUIZ FREDERICO DE BESSA FLEURY
Chief Executive Officer	Representative of the Federal Government

GEIDE DAIANA CONCEIÇÃO MARQUES

Representing BNDES; BNDESPAR

IAN DOS SANTOS OLIVEIRA MILHOMEN Representing: CITIBANK, N.A.-DEPOSITARY RECEIPT SERVICES

PAOLA CAMERO MOUSSATCHÉ

Representing:

SQUADRA MASTER LONG BIASED FIA, SQUADRA MASTER LONG ONLY FIA, SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES, FPRV SQA SANHACO FIA PREVIDENCIÁRIO, SNAPPER EQUITY LLC, GROUPER EQUITY LLC

RODRIGO DE MESQUITA PEREIRA
Representing:

BANCLASS FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO DE AÇÕES DINÂMICA ENERGIA, GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES, KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE, PINEHURST PARTNERS, L.P., PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, AQR FUNDS - AQR EMERGING DEFENSIVE STYLE FUND, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, CAPITAL INTERNATIONAL FUND, CONSTRUCTION & BUILDING UNIONS SUPER FUND, FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JPMORGAN FUNDS (IRELAND) ICAV, NEW WORLD FUND, INC., PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHING PENSIOENFONDS VOOR HUISARTSEN, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F

CLÁUDIA LEITE TEIXEIRA CASIUCH

General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.